Kappa Packaging B.V.

Dr. Holtroplaan 5
5652 XR Eindhoven
P.O. Box 8714
5605 LS Eindhoven
The Netherlands
CONFIDENTIAL
United States Securities and Exchange Commission	Telephone
100 F Street, NE	+31 (0)40 214 08 22
WASHINGTON, D.C. 20549-7010	Fax
United States	+31 (0)40 214 08 83

October 6, 2005

Subject : Form 20-F for Fiscal Year Ended December 31, 2004 of Kappa Holding B.V.

Set forth below are the responses of Kappa Holding B.V. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Company’s Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2005, as contained in the Staff’s letter to the Company dated September 15, 2005 (the “Comment Letter”). The text of the numbered comments in the Comment Letter is set forth herein in italics, and the Company’s response to each comment immediately follows the italicized numbered comment. Capitalized terms used but not defined herein have the meanings specified in the Form 20-F.

The Company proposes not to file an amended 2004 Annual Report but will reflect its responses to the Staff’s comments, subject to concurrence of the Staff, in its future Annual Reports on Form 20-F, beginning with its Annual Report for the fiscal year ended December 31, 2005.

The following responses address the Staff’s comments made in the Comment Letter.

Selected Financial Data, page 5

1.                                      We note that you have defined EBITDA as “earnings from operations before income taxes, net interest expense, depreciation, amortization, income from participations and minority interests.” Please revise your description to refer to a measure that more appropriately describes the adjusted measure you present. Refer to General instructions C(e) to Form 20-F, which points to Item 10 of Regulation S-K. You may also with to refer to Question 10 of the June 13, 2004 Division of Corporation Finances’ Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Additionally, clarify whether or not the calculation of this measure is consistent with the calculation of EBITDA referred to on page F-23 related to certain financial covenants. This comment applies to your use of this measure throughout your filing.

Response

The EBITDA the Company is presenting throughout the document can be specified as follows for the five-year period ending December 31, 2004 (reference is made to the reconciliation of Net Income to EBITDA, which has been provided in tabular form in the section “Selected Financial Data” of the Form 20-F):

	(€ in millions)
	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

Net income	(15.7)	11.2	(9.9)	(24.0)	(79.4)
Extraordinary items, net of taxation	3.4	13.1	—	—	—
Income from participations and minority interests	(0.7)	—	(0.4)	(0.3)	0.3
Income taxes	13.8	19.1	(5.4)	(6.5)	33.9
Interest expense	139.2	202.7	238.2	237.8	230.2
Operating income	140.0	246.1	222.5	207.0	185.0
Depreciation, amortization and impairment charges	129.9	176.0	218.5	210.3	206.6
EBITDA (as currently defined by the Company)	269.9	422.1	441.0	417.3	391.6

EBITDA (as currently defined by the Company) (A)	269.9	422.1	441.0	417.3	391.6
Extraordinary items, before taxation	(5.2)	(20.1)	—	—	—
Income from participations and minority interests	0.7	—	0.4	0.3	(0.3)
Impairment charges	—	—	(20.0)	—	—

EBITDA (B)	265.4	402.0	421.4	417.6	391.3
Difference in % ((A-B)/B)	1.7%	5.0%	4.4%	(0.1)%	0.1%

In respect of our definition of EBITDA, we acknowledge that we should have extended our description of EBITDA with “Extraordinary items, net of taxation”, “Impairment charges” and “Income from participations and minority interests”, in order to properly reflect the Company’s EBITDA measure for the full five year period ending December 31, 2004.

Based on the comment raised by the Staff, we propose to change our current definition of EBITDA (reference is made to (A) in the table above) in future filings to the strict definition of EBITDA as follows: “EBITDA represents earnings from operations before income taxes, interest expense, depreciation and amortization (reference is made to (B) in the table above)”.  The table above highlights that especially for the recent years (2003 and 2004), differences are minimal (0.1%), which leads us to believe that amendment to our Form 20-F as filed might not be necessary.

In addition, it should be noted that the Company’s EBITDA measure as defined above is slightly different with the calculation of EBITDA as defined by certain financial covenants of the Company, which can be specified below:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

EBITDA (as currently defined by the Company)(A)	441.0	417.3	391.6

Exceptional items	12.0	24.0	14.5
Results on assets sold	(3.6)	(3.3)	(3.5)
Management fees	0.5	0.5	0.5
Income from participations and minority interests	0.4	0.3	(0.3)
EBITDA (as per financial covenants)(C)	450.3	438.8	402.8
Difference in % ((A-C)/C)	(2.1)%	(4.9)%	(2.8)%

It is our objective, again subject to the concurrence of the Staff, to change the wording related to the financial covenants as disclosed in the notes to the Senior Credit Facilities in any future filings to more clearly specify the definition as defined by our Senior Credit Facilities as well as to differentiate this measure from the EBITDA measure disclosed in the Selected Financial Data section of our Form 20-F. We believe that this additional disclosure will enhance transparency.

Financial Statements

2.                                      Please revise your disclosure to ensure that the chronological ordering of your financial statements and other data presented in tabular form throughout the filing is consistent, as required by Staff Accounting Bulletin Topic 11:E.

Response

We acknowledge that there are some inconsistencies in the chronological ordering of our financial statements and other data presented in tabular form throughout the filing, as required by Staff Accounting Bulletin Topic 11:E. Based on our review of the Form 20-F, we have noted inconsistencies in “Item 3. Key Information”, “Item 5. Operating and Financial Review and Prospects” and the sections “26. Segmentation”, “28. Supplemental Guarantor Footnote” and “29. Valuation and Qualifying Accounts under Dutch GAAP” of our financial statements. We propose, and subject to concurrence of the Staff, that all inconsistencies as noted above be revised in our future Annual Report on Form 20-F as all headings are correctly stated in our Form 20-F as filed, and therefore, we believe, interested parties have not been given any information which possibly could have been misinterpreted.

Consolidated Statements of Operations, page F-3

3.                                      Please clarify the nature of the items included in your line item Net change in work in progress and finished goods and explain why presentation within net sales is appropriate.

Response

Under Dutch GAAP, the Annual Accounts Format Decree prescribes standard formats for the presentation of the income statement as a primary statement; the prescribed standard formats (six in total) are referred to as Model E, F, G, H, I and J respectively. The Company’s primary income statement is presented in accordance with Model E, which model is characterized by an analysis of costs by categories of cost types (instead of an analysis of costs by functions).

The presentation by “category” is based on the production-sales method, whereby sales and the change in work in progress and finished goods are matched with related costs, analyzed by categories of cost types (reference is made to the Dutch Guidelines for Annual Reporting – Guideline 270.7).

The balance “net sales including net change in work in progress and finished goods”, is only meant to refer to the subtotal of “(net) sales” and “net change in work in progress and finished goods”. In consideration of the comment raised by the Staff, we will eliminate the wording of the subtitle “net sales including net change in work in progress and finished goods” in accordance with the understanding of the comment.

We propose, with the concurrence of the Staff, to make this change in our future Annual Report on Form 20-F, together with a change of the “net sales” amounts as included in the selected financial data (and defined as “net sales including net change in work in progress and finished goods”) to a pure “sales” balance as is presented as “sales” on the face of the income statement.

Note 6. Tangible fixed assets, page F-15

4.                                      We note in your reconciliation that you have accumulated depreciation associated with the book value of your land. Please clarify this presentation in light of your statement within footnote one on page F-10, where you disclose that land is not depreciated.

Response

In accordance with both Dutch GAAP and US GAAP, no period presented in our financial statements included in the Form 20-F includes a charge for depreciation of land. This is consistent with our accounting policy, as stated on page F-10 of the financial statements. The movement schedule of tangible fixed assets as included on page F-15, however, includes accumulated impairment charges related to the book value of land of €4.2 million (2.6% of cost value) in total as at December 31, 2004, which we have classified within accumulated depreciation instead of on a separate line.

We propose, with the concurrence of the Staff, to clarify the presentation by disclosing the accumulated impairment charges as included in the accumulated depreciation of land separately in our future Annual Report on Form 20-F.

Note 25. Remuneration and loans to the Management Board and Supervisory Board, page F-36

5.                                      We note your disclosure that “At December 31, 2004, no loans were outstanding to any member of the Management Board or the Supervisory Board from any member of the Group.” Please tell us whether there were any such loans outstanding at the end of the other fiscal years presented in the filing. We may have further comment.

Response

We herewith confirm that no loans were outstanding to any member of the Management Board or the Supervisory Board from any member of the Group during and at the end of any of the fiscal years as presented in our Form 20-F.

Note 28. Supplemental Guarantor Footnote, page F-49

6.                                      We note your disclosure that “The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor’s understanding of the nature of the guarantee.” As Item 17(c)(2)(i) and (ii) instructions to the Form 20-F require reconciliations for each year for which an income statement and balance sheet is presented, it does not appear that you have complied with the Form 20-F requirements. Please amend your filing to include the applicable reconciling items from Dutch GAAP to US GAAP for your guarantor financial statements.

Response

The Company’s approach taken in respect of the reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities, is dating back to 1999, the year when Kappa Packaging became a foreign registrant. The current disclosure was deemed appropriate as, historically, the majority of the reconciling items between Dutch GAAP and US GAAP relate to the (operating) activities of the non-guarantor subsidiaries and these amounts would only affect the guarantor’s investment in group companies and equity earnings of subsidiaries, except for the adjustment related to preference shares (including accreted dividends) issued by Kappa Holding B.V. and certain financial instruments issued by Kappa Packaging B.V.

To enhance transparency of our financial statements, we will provide more detailed disclosure in future filings to explain the reconciling items that impact the guarantor subsidiaries. However, given the nature of the reconciling items and related materiality, we respectfully request that such additional disclosures be added in our future Annual Report on Form 20-F for all periods presented with no amendment to the Form 20-F as filed.

Below we have included the reconciliations from Dutch GAAP to US GAAP for the year ending December 31, 2004, which provides insight in the basis for our current treatment:-

Year  ended December 31, 2004

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
(€ in millions)	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Net income/loss under Dutch GAAP	(79.4)	223.8	(70.3)	(72.6)	(80.9)	(79.4)
a) Goodwill adjustments - amortization	24.7	—	24.1	0.6	—	—
b) Tangible fixed assets – impairment and depreciation	(32.5)	—	(32.5)	—	—	—
c) Restructuring and other provisions	—	—	—	—	—	—
d) Other intangible assets	0.4	—	0.4	—	—	—
e) Financial instruments	(5.0)	—	(0.8)	(3.7)	(0.5)	—
f) Pensions – pension costs	(1.2)		(1.2)	—	—	—
g) Preference shares	(12.3)	—	—	—	—	(12.3)
h) Deferred tax assets	4.1	—	5.5	(1.2)	(0.2)	—
Deferred taxes on US GAAP adjustments	12.6	—	11.2	1.2	0.2	—
Net income/(loss) under US GAAP	(88.6)	223.8	(63.6)	(75.7)	(81.4)	(91.7)

As at  December 31, 2004

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
(€ in millions)	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Shareholders’ equity under Dutch GAAP	18.0	(244.2)	198.8	30.2	15.2	18.0
a) Goodwill adjustments – acquisitions	(89.4)	—	(89.4)	—	—	—
a) Goodwill adjustments – amortization	78.5	—	76.7	1.8	—	—
b) Tangible fixed assets – impairment and depreciation	(37.3)	—	(37.3)	—	—	—
c) Restructuring and other provisions	6.7	—	6.7	—	—	—
d) Other intangible assets	(0.6)	—	(0.6)	—	—	—
e) Financial instruments	(22.2)	—	(0.2)	(22.0)	—	—
f) Pensions – pension costs	(91.4)	—	(91.4)	—	—	—
g) Preference shares	(216.3)	—	—	—	—	(216.3)
h) Deferred tax assets	(29.4)	—	(22.5)	(6.9)	—	—
Deferred taxes on US GAAP adjustments	47.7	—	40.8	6.9	—	—
Investments in group companies	—	392.0	—	(117.2)	(137.4)	(137.4)
Shareholders’ deficit under US GAAP	(335.7)	147.8	81.6	(107.2)	(122.2)	(335.7)

In connection with our responding to your comments, we hereby acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

H. Wagter

(Chief Financial Officer)